Metros Development Co., Ltd.

Tolerance Ginza Building 6F

3-9-7, Ginza, Chuo-ku

Tokyo 1040061, Japan

February 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Catherine De Lorenzo
Brigitte Lippmann

Re:	Metros Development Co., Ltd.
Registration Statement on Form F-1
CIK No. 0001984076
File No. 333-274696

Dear Ms. De Lorenzo and Ms. Lippmann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Metros Development Co., Ltd. (the “Company”) respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) and declare such Registration Statement effective at 5:00 p.m., Eastern Time, on Thursday, February 22, 2024, or as soon thereafter as practicable.

Under separate cover, you will receive today a letter from the representatives of the underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Craig D. Linder, Esq. of Anthony, Linder & Cacomanolis, PLLC at (561) 514-0936.

* * * *

Very Truly Yours,

Metros Development Co., Ltd.

/s/ Yoshihiro Koshiba
Yoshihiro Koshiba
Chief Executive Officer

cc: Craig D. Linder, Esq.